CYBRA CORPORATION
One Executive Boulevard
Yonkers, New York 10701

Ms. Maryse Mills-Apenteng
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

July 2, 2010

Re:	CYBRA Corporation
Preliminary Information Statement on Schedule 14C
Filed June 15, 2010
File No. 000-52624

Dear Ms. Mills-Apenteng:

We are responding to your comment letter dated June 24, 2010, regarding our Preliminary Information Statement on Schedule 14C filed on June 15, 2010 (the “Information Statement”).  We sincerely appreciate the SEC’s interest in assisting us in providing more transparency in our disclosure.

Set forth below are our responses to your comment letter. For your convenience, the number and comment (in bold) before each response correspond to the item numbers and related comments from your comment letter.

Preliminary Information Statement on Schedule 14C Filed on June 15, 2010

Proposal 1. Amendment of Certificate of Incorporation, page 3

1.
Several sections of your filing indicate you intend to issue 10,000,000 shares of preferred stock.  However, this section appears to imply that perhaps not all 10,000,000 shares of preferred stock will be issued in exchange for the 8% convertible debentures.  Please revise your filing throughout to clarify how many shares of preferred stock you intend to issue in exchange for the 8% convertible debentures.

Response

We do not believe that the Information Statement indicates that we intend to issue 10,000,000 shares of preferred stock.  The Information Statement indicates that, if approved, the amendment to our Certificate of Incorporation will authorize us to issue 10,000,000 shares of preferred stock,  and that we have agreed with certain holders of our 8% Convertible Debentures (the “Debentures”) to issue them shares of preferred stock in exchange for their Debentures.  However, we recognize that we did not disclose how many shares of preferred stock will be issued in exchange for such Debentures.   Accordingly, we have revised the information statement throughout to indicate that we will issue 2,090,000 shares of preferred stock in exchange for the Debentures.

Proposal 1.  Amendment of Certificate of Incorporation, page 3

2.
Please revise your filing to balance detail how the issuance of the preferred stock in exchange for the 8% convertible debentures will negatively affect holders of your common stock, including, for example, any dilutive effect on existing shareholders.

Response

We recognize that we did not discuss how the issuance of preferred stock in exchange for the Debentures could negatively affect holders of our common stock.   Accordingly, we have revised Proposal 1. Description of Securities to read, in part, as follows:

The issuance of the Series A Preferred Stock will have a dilutive effect on holders of our Common Stock since the Series A Preferred Stock may be converted into shares of our Common Stock.  Furthermore, holders of our Common Stock do not have any preemptive or similar rights to subscribe for or purchase any additional shares of Common Stock that may be issued in the future, and therefore, future issuances of Common Stock may, depending on the circumstances, have a dilutive effect on the earnings per share, voting power and other interest of our existing shareholders.  We could also use the Series A Preferred Stock or another class or series of preferred stock created by our Board of Directors to deter a potential takeover that may otherwise be beneficial to shareholders by diluting the shares held by a potential suitor or issuing shares to a shareholder that will vote in accordance with our Board of Director’s desires. A takeover may be beneficial to independent shareholders because, among other reasons, a potential suitor may offer such shareholders a premium for their shares of Common Stock compared to the then-existing market price.

Incorporation of Financial Information, page 10

3.
It appears that you must include financial information pursuant to Item 13(b)(2) of Schedule 14A (applicable to you through Item 1 of Schedule 14C).  As such, it appears you must deliver with the information statement the information required by Item 13(a) to incorporate the financial statements by reference.  Please advise or revise.

Response

We recognize that the Information Statement must be accompanied by the information required by Item 13(a) of Schedule 14A to be incorporated by reference.  Accordingly, we have revised the Information Statement throughout to indicate that copies of our Annual Report on Form 10-K for the year ended December 31, 2009, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, will be delivered with the Information Statement.

*          *          *          *          *

After reviewing the staff’s comments on our Information Statement, we appreciate and find merit with the staff comments on the filing.  We will follow the staff’s guidance with respect to these disclosure items in our future filings and have included the staff's suggested changes in the revised Information Statement.

We are responsible for the adequacy and accuracy of the disclosure in the filing. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 If you require further clarification or have any additional questions or comments concerning this letter, please contact me at (914) 963-6600, or our counsel, Eric Honick, Snow Becker Krauss P.C., at 212-455-0440.

Sincerely yours,
/s/ Harold Brand

Harold Brand
Chief Executive Officer